WRITER’S DIRECT DIAL

501-688-8866

August 27, 2013

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Home BancShares, Inc.
Registration Statement on Form S-4
Filed July 12, 2013
File No. 333-189930

Dear Mr. Windsor:

As a follow-up to our response dated August 14, 2013, to the Staff’s comment no. 9, you have requested that we provide to you supplementally our analysis as to why certain information provided by Home BancShares, Inc. (the “Company”) and Liberty Bancshares, Inc. (“Liberty”) to Raymond James and Sheshunoff is not material, nonpublic information. Our analysis was based in part on the factors described below. As stated in our previous response, the Company believes that the inclusion of these financial projections could be materially misleading to investors, without providing any meaningful benefit.

The financial projections were based on financial information as of March 31, 2013, which is more than 130 days from the effectiveness of the filing. During this period of time, many of the assumptions, including those discussed below, have changed, which would result in different projections if such projections were prepared as of a more recent date.

Mr. Christian Windsor, Special Counsel

United States Securities and Exchange Commission

August 27, 2013

1.	Stock price – A very significant component of the forward-looking financial forecast was an estimate of the stock price used to calculate the number of shares of the Company’s common stock to be issued for the $250 million of stock consideration. The financial projections used a stock price of $19.00, but currently the Company’s common stock stock is trading above $27.00. This equates to a decrease in the number of shares to be issued to Liberty’s shareholders from approximately 13 million shares to approximately 9 million shares. This 30% reduction in the number of shares to be issued would make all of the share ratios and calculations included in the forward-looking financial information materially misleading to our and Liberty’s shareholders and the investing public.

2.	Goodwill – The allocation of the purchase price originally resulted in approximately $65 million of goodwill as noted in the Company’s S-4 as filed on July 12, 2013. However, by the time Amendment No. 1 to the S-4 was filed on August 14, 2013, this number had increased to $75 million.

3.	Investments Held To Maturity – The fair value adjustment was originally projected to increase Investments by approximately $1 million as noted in the S-4 filed on July 12, 2013. However, by the time Amendment No. 1 to the S-4 was filed on August 14, 2013, this number had changed by $6 million to reflect an Investments decrease by approximately $5 million.

4.	Loans receivable not covered by loss share – The fair value adjustment originally projected was approximately $94 million as noted in the S-4 filed on July 12, 2013. However, by the time Amendment No. 1 to the S-4 was filed on August 14, 2013, this number had changed by $13 million to $107 million. This change would also affect interest income projections.

We believe the foregoing factors illustrate our basis for omitting the forward-looking information provided to Raymond James and Sheshunoff. After you have reviewed this analysis, please contact us immediately if you have any questions or if this is sufficient to complete our response to the Staff’s comments.

Sincerely,

MITCHELL, WILLIAMS, SELIG,

GATES & WOODYARD, P.L.L.C.

/s/ C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. C. Randall Sims